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                                                    --------------------------
                                                           OMB APPROVAL
                                                    --------------------------
                                                    OMB Number: 3235-0145
                                                    Expires: December 31, 2005
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                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549


                                  Schedule 13D


                 INFORMATION TO BE INCLUDED IN STATEMENTS FILED
                PURSUANT TO RULE 13d-1(A) AND AMENDMENTS THERETO
                         FILED PURSUANT TO RULE 13d-2(a)


                               (Amendment No. __)


                       Environmental Tectonics Corporation
--------------------------------------------------------------------------------
                                (Name of Issuer)


                                  Common Stock
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                   294092-10-1
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                            William W. Matthews, Esq.
                 Klehr, Harrison, Harvey, Branzburg & Ellers LLP
                             260 South Broad Street
                             Philadelphia, PA 19102
--------------------------------------------------------------------------------
                  (Name, Address And Telephone Number Of Person
                Authorized To Receive Notices And Communications)


                                February 19, 2003
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)



If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box



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--------------------------------------------------------------------------------
CUSIP No. 294092-10-1                 13D                           Page 2 of 11
--------------------------------------------------------------------------------


---------------- ---------------------------------------------------------------
1.               NAME OF REPORTING PERSON
                 S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES
                 ONLY):
---------------- ---------------------------------------------------------------

                 William F. Mitchell
---------------- ---------------------------------------------------------------

2.               CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                 (a)   |X|
                 (b)   |_|
---------------- ---------------------------------------------------------------

3.               SEC USE ONLY

---------------- ---------------------------------------------------------------

4.               SOURCE OF FUNDS*

---------------- ---------------------------------------------------------------

5.               CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                 PURSUANT TO ITEMS 2(d) or 2(e)          |_|

---------------- ---------------------------------------------------------------

6.               CITIZENSHIP OR PLACE OF ORGANIZATION
                 United States
---------------- ---------------------------------------------------------------

                 7.       SOLE VOTING POWER
NUMBER OF
SHARES                    1,469,198 shares of Common Stock
BENEFICIALLY     ---------------------------------------------------------------
OWNED BY
EACH             8.       SHARED VOTING POWER
REPORTING
PERSON                    2,344,550 shares of Common Stock
WITH             ---------------------------------------------------------------

                 9.       SOLE DISPOSITIVE POWER

                          1,469,198 shares of Common Stock
                 ---------------------------------------------------------------

                 10.      SHARED DISPOSITIVE POWER

                          -0- shares of Common Stock
---------------- ---------------------------------------------------------------

11.              AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                 3,813,748 shares of Common Stock
---------------- ---------------------------------------------------------------

12.              CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                 CERTAIN SHARES    |_|
---------------- ---------------------------------------------------------------

13.              PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                 53.3%
---------------- ---------------------------------------------------------------

14.              TYPE OF REPORTING PERSON
                 IN
---------------- ---------------------------------------------------------------



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--------------------------------------------------------------------------------
CUSIP No. 294092-10-1                 13D                           Page 3 of 11
--------------------------------------------------------------------------------


---------------- ---------------------------------------------------------------
1.               NAME OF REPORTING PERSON
                 S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES
                 ONLY):
---------------- ---------------------------------------------------------------

                 Pete L. Stephens, M.D.
---------------- ---------------------------------------------------------------

2.               CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                 (a)   |X|
                 (b)   |_|
---------------- ---------------------------------------------------------------

3.               SEC USE ONLY

---------------- ---------------------------------------------------------------

4.               SOURCE OF FUNDS*

---------------- ---------------------------------------------------------------

5.               CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                 PURSUANT TO ITEMS 2(d) or 2(e)          |_|

---------------- ---------------------------------------------------------------

6.               CITIZENSHIP OR PLACE OF ORGANIZATION
                 United States
---------------- ---------------------------------------------------------------

                 7.       SOLE VOTING POWER
NUMBER OF
SHARES                    -0- shares of Common Stock
BENEFICIALLY     ---------------------------------------------------------------
OWNED BY
EACH             8.       SHARED VOTING POWER
REPORTING
PERSON                    682,600 shares of Common Stock
WITH             ---------------------------------------------------------------

                 9.       SOLE DISPOSITIVE POWER

                          682,600 shares of Common Stock
                 ---------------------------------------------------------------

                 10.      SHARED DISPOSITIVE POWER

                          -0- shares of Common Stock
---------------- ---------------------------------------------------------------

11.              AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                 682,600 shares of Common Stock
---------------- ---------------------------------------------------------------

12.              CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                 CERTAIN SHARES    |_|
---------------- ---------------------------------------------------------------

13.              PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                 9.5%
---------------- ---------------------------------------------------------------
14.
                 TYPE OF REPORTING PERSON
                 IN
---------------- ---------------------------------------------------------------



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--------------------------------------------------------------------------------
CUSIP No. 294092-10-1                 13D                           Page 4 of 11
--------------------------------------------------------------------------------


---------------- ---------------------------------------------------------------
1.               NAME OF REPORTING PERSON
                 S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES
                 ONLY):
---------------- ---------------------------------------------------------------

                 Emerald Advisers, Inc.
                 23-2664857
---------------- ---------------------------------------------------------------

2.               CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                 (a)   |X|
                 (b)   |_|
---------------- ---------------------------------------------------------------

3.               SEC USE ONLY

---------------- ---------------------------------------------------------------

4.               SOURCE OF FUNDS*

---------------- ---------------------------------------------------------------

5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) |_|

---------------- ---------------------------------------------------------------

6.               CITIZENSHIP OR PLACE OF ORGANIZATION
                 Pennsylvania
---------------- ---------------------------------------------------------------

                 7.       SOLE VOTING POWER
NUMBER OF
SHARES                    -0- shares of Common Stock
BENEFICIALLY     ---------------------------------------------------------------
OWNED BY
EACH             8.       SHARED VOTING POWER
REPORTING
PERSON                    865,550 shares of Common Stock
WITH             ---------------------------------------------------------------

                 9.       SOLE DISPOSITIVE POWER

                          1,461,240 shares of Common Stock
                 ---------------------------------------------------------------

                 10.      SHARED DISPOSITIVE POWER

                          -0- shares of Common Stock
---------------- ---------------------------------------------------------------

11.              AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                 1,461,240 shares of Common Stock
---------------- ---------------------------------------------------------------

12.              CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                 CERTAIN SHARES    |_|
---------------- ---------------------------------------------------------------

13.              PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                 20.4%
---------------- ---------------------------------------------------------------

14.              TYPE OF REPORTING PERSON
                 CO
---------------- ---------------------------------------------------------------



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--------------------------------------------------------------------------------
CUSIP No. 294092-10-1                 13D                           Page 5 of 11
--------------------------------------------------------------------------------


---------------- ---------------------------------------------------------------
1.               NAME OF REPORTING PERSON
                 S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES
                 ONLY):
---------------- ---------------------------------------------------------------

                 ETC Asset Management, LLC
                 63-1280098
---------------- ---------------------------------------------------------------

2.               CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                 (a)   |X|
                 (b)   |_|
---------------- ---------------------------------------------------------------

3.               SEC USE ONLY

---------------- ---------------------------------------------------------------

4.               SOURCE OF FUNDS*

---------------- ---------------------------------------------------------------

5.               CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                 PURSUANT TO ITEMS 2(d) or 2(e)          |_|

---------------- ---------------------------------------------------------------

6.               CITIZENSHIP OR PLACE OF ORGANIZATION
                 Alabama
---------------- ---------------------------------------------------------------

                 7.       SOLE VOTING POWER
NUMBER OF
SHARES           -0- shares of Common Stock
BENEFICIALLY     ---------------------------------------------------------------
OWNED BY
EACH             8.       SHARED VOTING POWER
REPORTING
PERSON           1,079,020 shares of Common Stock, of which 437,820
WITH             shares are issuable upon exercise of warrants.
                 ---------------------------------------------------------------

                 9.       SOLE DISPOSITIVE POWER

                 1,079,020 shares of Common Stock, of which 437,820
                 shares are issuable upon exercise of warrants.
                 ---------------------------------------------------------------

                 10.      SHARED DISPOSITIVE POWER

                 43,900 shares of Common Stock.
---------------- ---------------------------------------------------------------
11.              AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                 1,079,020 shares of Common Stock, of which 437,820 shares are issuable upon exercise of warrants.
---------------- ---------------------------------------------------------------

12.              CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                 CERTAIN SHARES    |_|
---------------- ---------------------------------------------------------------

13.              PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                 14.2%. Calculated based on issued and outstanding shares of Common Stock on February 11, 2003, as provided by the Company's Chief Financial officer (7,157,239), increased by the shares to be issued upon the exercise of warrants (437,820) for a total of 7,595,059.
---------------- ---------------------------------------------------------------

14.              TYPE OF REPORTING PERSON
                 OO (Limited Liability Company)
---------------- ---------------------------------------------------------------

--------------------------------------------------------------------------------
CUSIP No. 294092-10-1                 13D                           Page 6 of 11
--------------------------------------------------------------------------------


Item 1.  Security and Issuer.

         This statement relates to the common stock (the "Common Stock") of Environmental Tectonics Corporation (the "Company"). The Company's principal offices are located at County Line Industrial Park, Southampton, Pennsylvania 18966.

Item 2.  Identity and Background.

         (a) This statement is being filed by (i) William F. Mitchell with respect to shares beneficially owned by him; (ii) Pete L. Stephens, M.D. with respect to shares beneficially owned by him, (iii) Emerald Advisers, Inc., a Pennsylvania corporation ("Emerald"), with respect to shares beneficially owned by it; and (iv) ETC Asset Management, LLC, an Alabama limited liability company ("EAM"), with respect to shares beneficially owned by it. Mr. Mitchell, Dr. Stephens, Emerald and EAM are collectively referred to herein as the "Filing Persons." The undersigned hereby file this statement on Schedule 13D on behalf of the Filing Persons pursuant to Rule 13d-1(k)(1)-(2) under the Securities Exchange Act of 1934, as amended (the "Act"). The Filing Persons are making this single, joint filing because they may be deemed to constitute a "group" within the meaning of Section 13(d)(3) of the Act.

         (b) The business address of Mr. Mitchell and Dr. Stephens is County Line Industrial Park, Southampton, Pennsylvania 18966. The business address of Emerald is 1703 Oregon Pike, Suite 101, Lancaster, Pennsylvania 17601. The business address of ETC is 50 Midtown Park East, Mobile, Alabama 36606.

         (c) Mr. Mitchell's principal occupation is Chief Executive Officer and Chairman of the Board of the Company. Dr. Stephens is a retired physician who engaged in the practice of medicine for over 30 years. The principal business of Emerald is that of an Investment Adviser registered under Section 203 of the Investment Advisers Act of 1940. EAM is a limited liability company that was formed to own and manage its members' investment in the Company.

         (d) During the last five years, none of the Filing Persons have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

         (e) During the last five years, none of the Filing Persons have been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which he or it was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

--------------------------------------------------------------------------------
CUSIP No. 294092-10-1                 13D                           Page 7 of 11
--------------------------------------------------------------------------------


         (f) Each of Mr. Mitchell and Dr. Stephens is a citizen of the United States.

Item 3. Source and Amount of Funds or Other Consideration.

         The Filing Persons are submitting this statement in connection with a Stockholders Voting Agreement which they entered into as of February 19, 2003 (the "Voting Agreement"). There was no purchase of securities made by the Filing Persons in connection with the Voting Agreement. Accordingly, the requirements of this item are not applicable.

Item 4.  Purpose of Transaction.

         Pursuant to the rules of the American Stock Exchange, any time an issuer contemplates issuing securities that are exercisable or convertible into shares of its Common Stock equal to at least 20% of its issued and outstanding shares of Common Stock, any of which have an exercise price that is less than the greater of book value or the fair market value of the Common Stock, the issuer's shareholders must approve the issuance of such securities. As the Transaction (as defined in Item 6) obligates the Company to issue securities in excess of these limits, the Company must obtain its shareholders' approval of the Transaction. In connection with the closing the Transaction, the Filing Persons entered into the Voting Agreement. The Filing Persons entered into the Voting Agreement because they believed that it was in the best interests of the Company for the Transaction to be consummated.

Item 5. Interest in Securities of the Issuer.

         (a) Mr. Mitchell beneficially owns 3,813,748 shares of Common Stock, which constitutes 53.3% of the Common Stock outstanding (based upon 7,157,239 shares of Common Stock issued and outstanding as of February 11, 2003, as reported by the Company's Chief Financial Officer).

         Dr. Stephens beneficially owns 682,600 shares of Common Stock, which constitutes 9.5% of the Common Stock outstanding (based upon 7,157,239 shares of Common Stock issued and outstanding as of February 11, 2003, as reported by the Company's Chief Financial Officer).

         Emerald beneficially owns 1,461,240 shares of Common Stock, which constitutes 20.4% of the Common Stock outstanding (based upon 7,157,239 shares of Common Stock issued and outstanding as of February 11, 2003, as reported by the Company's Chief Financial Officer).

--------------------------------------------------------------------------------
CUSIP No. 294092-10-1                 13D                           Page 8 of 11
--------------------------------------------------------------------------------


         EAM beneficially owns 1,079,020 shares of Common Stock, which constitutes 14.2% of the Common Stock outstanding (based upon 7,157,239 shares of Common Stock issued and outstanding as of February 11, 2003, as reported by the Company's Chief Financial Officer, plus 437,820 shares of Common Stock issuable upon exercise of warrants).

         (b) Mr. Mitchell has the sole voting power and power to dispose of 1,469,198 shares of Common Stock. Mr. Mitchell shares voting power with respect to 2,344,550 shares of Common Stock pursuant to the terms of the Voting Agreement.

         Dr. Stephens has the sole power to dispose of 682,600 shares of Common Stock. Dr. Stephens shares voting power with respect to 682,600 shares of Common Stock pursuant to the terms of the Voting Agreement.

         Emerald shares voting power pursuant to the terms of the Voting Agreement and has sole dispositive power with respect to 1,461,240 shares of Common Stock.

         (c) EAM shares voting power with respect to 1,079,020 shares of Common Stock pursuant to the terms of the Voting Agreement, 437,820 shares of which are issuable upon exercise of its warrants. EAM has sole dispositive power with respect to 1,079,020 shares of Common Stock. EAM shares dispositive power with respect to 26,900 shares of Common Stock with Allied Williams Co., Inc., a Delaware corporation whose business address is 50 Midtown Park East, Mobile, Alabama 36606. Allied Williams Co., Inc. is a holding company that owns and operates diversified services companies. EAM shares dispositive power with respect to 26,900 shares of Common Stock with Equity Management, LLC, an Alabama limited liability company whose business address is 50 Midtown Park East, Mobile, Alabama 36606. Equity Management, LLC, owns and manages various investments. During the last five years, neither Allied Williams Co., Inc. nor Equity Management, LLC have been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which it was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

         (d) In the past 60 days or since the most recent filing on Schedule 13D by such parties, the parties to this Agreement effected the following transactions:

--------------------------------------------------------------------------------
CUSIP No. 294092-10-1                 13D                           Page 9 of 11
--------------------------------------------------------------------------------


         On February 13, 2003, Mr. Mitchell, gifted 39,600 shares of Common Stock to his children and grandchildren. On December 31, 2002, Mr. Mitchell gifted 35,000 shares of Common Stock to Drexel University.

         Pursuant to the Transaction, on February 19, 2003, EAM was issued warrants to purchase 105,000 shares of Common Stock. The warrants have an exercise price per share equal to the lesser of (i) $4.00 or (ii) two-thirds of the average daily high and low closing price of the Common Stock during the 25-day trading period immediately preceding the date of exercise.

         (e) N/A

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

         The Filing Persons are submitting this statement in connection with their execution of the Voting Agreement. A copy of the Voting Agreement is attached to this statement and is made a part hereof. Under the terms of the Voting Agreement, each Filing Person agreed to vote his or its shares of Common Stock in favor of the approval and adoption of a series of transactions pursuant to which the Company issued (i) a $10,000,000 convertible subordinated secured promissory note and (ii) warrants to purchase an aggregate of 803,048 shares of Common Stock (subject to adjustment) (collectively, the "Transaction") at any meeting of the shareholders of the Company at which the Transaction is submitted to a vote of the Company's shareholders.

         In order to ensure such vote, each of the Filing Persons executed and delivered to Mr. Mitchell an irrevocable proxy granting Mr. Mitchell the right to vote all shares of Common Stock now owned or hereafter registered in the name of such parties, provided that, Emerald may transfer any of its shares of Common Stock prior to the termination of the Agreement and such transferred shares shall no longer be subject to the Agreement unless the transferee consents to applicability of the Agreement to such transferred shares. This Voting Agreement and the related proxies relate solely to the approval of the Transaction and are not effective with respect to any other matters presented to the shareholders of the Company for a vote. The Voting Agreement and the proxies remain in effect only until the earlier of (i) June 18, 2003 and (ii) the day immediately following the date of any meeting of the Company's shareholders at which the Transaction is approved by the Company's shareholders.

--------------------------------------------------------------------------------
CUSIP No. 294092-10-1                 13D                          Page 10 of 11
--------------------------------------------------------------------------------


Item 7.  Material to be Filed as Exhibits.

         Attached hereto as Exhibit 99.1 is a copy of the Voting Agreement.


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--------------------------------------------------------------------------------
CUSIP No. 294092-10-1                 13D                          Page 11 of 11
--------------------------------------------------------------------------------


                                    SIGNATURE
                                    ---------


         After reasonable inquiry and to the best of their knowledge and belief, each of the parties set forth below certifies that the information set forth in this statement is true, complete and correct.

Date:    March 3, 2003

    /s/  William F. Mitchell
----------------------------------
         William F. Mitchell


    /s/  Pete L. Stephens, M.D.
----------------------------------
         Pete L. Stephens, M.D.


EMERALD ADVISERS, INC.

By: /s/  Ken Mertz
    ------------------------------
    Ken Mertz, President


ETC Asset Management, LLC

By: /s/  T. Todd Martin, III
    ------------------------------
    T. Todd Martin, III
    Manager